SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three Year Period Ending 2003

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)
            (To be filed in DUPLICATE. If acknowledgment is desired,
                              file in triplicate.)


     1. Name and business address of person filing statement.

                        SCANA Corporation
                        1426 Main Street
                        Columbia, SC  29201

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule U-71.

                        H. Thomas Arthur, Esquire
                        1426 Main Street, MC 199
                        Columbia,SC  29201

                        Sarena D. Burch,Esquire
                        1426 Main Street, MC 130
                        Columbia, SC  29201

                        Catherine D. Taylor, Esquire
                        1426 Main Street, MC 130
                        Columbia, SC  29201

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                     SCANA Corporation and its subsidiaries

     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                        H. Thomas Arthur
                        Title: Sr. Vice President, General Counsel and Assistant Secretary - SCANA and All Subsidiaries
                        Description: In-house legal counsel

                        Sarena D. Burch
                        Title: Deputy General Counsel
                        Description: In-house legal counsel

                        Catherine D. Taylor
                        Title: Attorney
                        Description: In-house legal counsel


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     5. (a)  Compensation  received  during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                  Salary or other compensation:
                                           (1)
                                           to be          Person or company from
Name of                    received        received       whom received or
recipient                  (a)             (b)            to be received

2001

H. Thomas Arthur                           $451,833       SCANA Corporation
Sarena D. Burch                            $166,500       SCANA Corporation
Catherine D. Taylor                        $ 80,522       SCANA Corporation

2002

H. Thomas Arthur                           $474,425       SCANA Corporation
Sarena D. Burch                            $174,825       SCANA Corporation
Catherine D. Taylor                        $ 84,548       SCANA Corporation

2003

H. Thomas Arthur                           $498,146       SCANA Corporation
Sarena D. Burch                            $183,566       SCANA Corporation
Catherine D. Taylor                        $ 88,775       SCANA Corporation


(1) Includes estimations of salary, bonuses and perquisites; which estimations are based on the company's normal, past practices.



     (b) Basis for compensation if other than salary.



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     6. (To be answered in  supplementary  statement  only.  See  instructions.)
Expenses incurred by the undersigned or other person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine expenses charged to client:
     (b) Itemized list of all other expenses:



                                                     (Signatures)



Date: January 29, 2001                               /s/ H. Thomas Arthur
                                                     --------------------
                                                     H. Thomas Arthur


Date: January 29, 2001                               /s/ Sarena D. Burch
                                                     -------------------
                                                     Sarena D. Burch


Date: January 29, 2001                               /s/ Catherine D. Taylor
                                                     -----------------------
                                                     Catherine D. Taylor